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                                                                   Exhibit 99.60

                         (POINTS INTERNATIONAL LTD LOGO)

                     US AIRWAYS JOINS POINTS INTERNATIONAL'S
                                 POINTS EXCHANGE

           US AIRWAYS DIVIDEND MILES MEMBERS CAN MANAGE THEIR ACCOUNTS

    AND ENTER TO WIN THEIR SHARE OF ONE MILLION DIVIDEND MILES AT POINTS.COM

TORONTO MARCH 2ND, 2004 - Points International Ltd. (TSX: PTS), operator of The Points Exchange the only independent loyalty points exchange - at www.points.com
- announced today that US Airways(R) has joined The Points Exchange program. US Airways Dividend Miles(R) are now the newest Points Exchange loyalty currency.

Dividend Miles members can visit www.points.com to register for a free Points membership, view their account balances in participating loyalty programs, or exchange miles/points from other programs into their Dividend Miles account. Members who hold a Dividend Miles Visa Card issued by Bank of America can also exchange Dividend Miles into other loyalty program currencies through The Points Exchange program.

To celebrate the addition of US Airways, Points International is giving away one million Dividend Miles, which consists of ten grand prizes of 100,000 miles. Customers who sign up for a free Points membership, upgrade to pointsplus membership or make an exchange between February 12 and April 30, 2004 are eligible for the drawing. Visit www.points.com for details.

"The Points team is proud to expand our relationship with US Airways, and we commend the airline for offering this new exchange benefit to their members," said Rob MacLean, CEO of Points International. "We are also pleased to once again enhance the exchange options for the 150 million plus Points member accounts represented by our growing family of Points Exchange participants."

US Airways Dividend Miles joins other Points Exchange participants, including eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund) and Alaska Airlines (Mileage Plan).

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MORE ABOUT POINTS INTERNATIONAL LTD. AND WWW.POINTS.COM

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before.

The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage
Plan), JCPenney and many more.

Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional Points Solutions include the innovative pointspurchase(TM) and pointsgift solutions, which power the online sale of miles and points to members of leading loyalty programs.

Points Solutions, including The Points Exchange, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

FOR MORE INFORMATION, PRESS ONLY:   FOR INVESTOR RELATIONS, PARTNERSHIPS AND
                                    OTHER INQUIRIES ABOUT POINTS INTERNATIONAL:
Scott Goldberg                      Christopher Barnard
Edelman Public Relations            President, Points International
+1 312 297-7414                     +1 416 596-6381
scott.goldberg@edelman.com          christopher.barnard@points.com

Source: Points International Ltd (TSX: PTS)

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE